UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 02, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press Release

Paris, November 2, 2021

Orange announces the operational launch of TOTEM, its European TowerCo

TOTEM, the European TowerCo wholly owned by Orange SA, is now operational. Its creation will allow Orange to strengthen its position as a manager and operator of passive mobile infrastructure and to benefit from new sources of growth. Its management and operation will be completely independent following the transfer of all key passive mobile infrastructure assets (sites, land, leases and leases to third parties) to TOTEM.

Stéphane Richard, Chairman and CEO of Orange, said: "TOTEM’s operational launch is an important milestone in our European infrastructure strategy. The creation of this entity will allow us to derive value from our passive mobile infrastructure, for which we have exceptional operational expertise. By opening up these assets to other operators, we will optimize its use. We are determined to support TOTEM on both a strategic and financial level, to make it an undisputed leader on the European market and to keep control of this strategic asset as part of a long-term industrial vision. By retaining control of our infrastructure, we have made a crucial decision for our future growth."

Nicolas Roy, CEO of TOTEM Group, said: "Launched first in France and Spain, TOTEM has become a new player for regional development in Europe. TOTEM will create value for all stakeholders - operators, landlords and real estate players, regional authorities, companies -, thanks to its connectivity solutions and equipment sharing. TOTEM’s teams will rely on the excellence of its mobile infrastructure and a thorough understanding of its customers’ needs to develop connectivity services everywhere, in both rural and urban locations."

A European ambition

TOTEM aims to become a leader on the European TowerCo market.

As of 1 November 2021, TOTEM’s passive mobile infrastructure portfolio includes over 26,000 sites in France and Spain, the two largest countries where Orange is present. TOTEM France will manage 18,500 macro-sites with a mix of 58% tower sites, 30% flat roofs and 12% in other locations. TOTEM Spain will manage 7,900 macro-sites, distributed equally between tower sites and flat roofs.

At launch, TOTEM has around one hundred employees in France based in seven cities (Lille, Nantes, Toulouse, Marseille, Paris, Lyon, Donges), around fifty employees in Spain based in eight cities, and approximately twenty people working for TOTEM Group.

After France and Spain, TOTEM will consider the option of incorporating other European passive mobile infrastructure assets from the Orange group which could create value.

Network sharing

As a neutral and independent player, TOTEM:

-      will offer mobile infrastructure sharing offers to operators;

-      will sell coverage solutions to improve connectivity in dense and enclosed environments: stadiums, underground stations, trains, offices, etc.

Strategic assets to improve portfolio value

TOTEM’s is well-positioned to capitalize on the value of its passive mobile infrastructure by leveraging:

-      a portfolio of assets with proven operational excellence;

-      significant team expertise;

-      a thorough understanding of the digital needs and uses of operators and their clients;

-      a recognized role as an advisor and supplier of solutions for network construction and maintenance;

-      a strong, long-standing relationship with landlords;

-      the use of sustainable energy sources.

Neutral and independent management

As a neutral player in the TowerCo market, TOTEM has all the in-house skills required to manage its tenants’ operations and to deploy new infrastructure ("build-to-suit" construction programs and turnkey deployments).

A unique, unified brand

TOTEM has chosen a strong brand representing its vision: mobile infrastructure is a totem of our digital civilization, offering connectivity solutions for all, everywhere, in both rural and urban areas. TOTEM’s mission is to unite all stakeholders - operators, local authorities, institutions, companies and landlords -, offering a response to growing demand for connectivity and contributing to shared growth and development.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42.3 billion euros in 2020 and 137,000 employees worldwide at 30 September 2021, including 79,000 employees in France. The Group has a total customer base of 266 million customers worldwide at 30 September 2021, including 222 million mobile customers and 22 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

About TOTEM

TOTEM is Orange’s European TowerCo subsidiary. Operating in France and Spain as of November 1, 2021, TOTEM manages over 26,000 tower sites, flat roofs and other mobile sites in these two countries. TOTEM aims to become a leader on the TowerCo market in Europe.

A neutral player, TOTEM is particularly intended to provide coverage solutions wherever pooling between operators is desirable or made compulsory by the constraints of the location.

A partner of operators, regional authorities, lessors and business, connectivity for everyone and everywhere is a major priority for TOTEM.

To find out more (online and via your mobile device), go to: www.totemtowers.com

Press contacts:

Tom Wright: tom.wright@orange.com; +33 6 78 91 35 11

Mathilde Boistay: mathilde.boistay@totemtowers.com; +33 6 73 45 53 69

ORANGE

Date: November 02, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations